Exhibit 99.1

Nano Dimension Sells DragonFly Additive Manufacturing
System to Istituto Italiano di Technologia

NESS ZIONA, Israel, July 10, 2019 – Nano Dimension Ltd., a leading additive electronics provider for electronics (NASDAQ, TASE: NNDM), announced today it has sold its award-winning DragonFly Pro additive manufacturing system for electronics to Istituto Italiano di Technologia (IIT) Biomolecular Nanotechnologies. IIT is a leading research institution in Italy specializing in promoting technological development and higher education in science and technology.

The IIT staff is comprised of ~1,700 people from over 60 countries, working together to conduct cutting-edge research in multi-disciplinary areas such as robotics, nanobiotechnology, industry, computational science and medicine. The research at the IIT Center for Biomolecular Nanotechnologies in Lecce is focused on the development of micro and nanotechnologies for the human body and for the environment, by studying and exploiting nanomaterials and biomaterials and their interactions on a nanoscale.

“The addition of the DragonFly Pro to our facility will be a game-changer for our researchers and developers, who are creating a new development platform that provides rapid device and microsystem prototyping, making it possible to produce and embed our MEMS technology and wearable electronics into customized multilayer PCBs,” said Massimo De Vittorio, Senior Researcher and Center Coordinator of the Center for Biomolecular Nanotechnologies of IIT.

The purchase was facilitated by Cadlog, Nano Dimension’s value-added reseller in Italy. “We have seen an increase in interest for Nano Dimension’s DragonFly in Italy and are excited to see the Instituto Italiano di Technologia lead this revolution,” said Filippo d’Agata, managing director at Cadlog. “Additive manufacturing of electronics is efficient, and we expect it to make a significant impact in forming the cornerstone of industry 4.0.”

“We are excited about this sale, which is reflecting a top European research institutions’ need for cutting edge technology for developing top electronic applications,” said Amit Dror, CEO of Nano Dimension. “Italy is among the leading European countries in the adoption of industry 4.0 technologies, making factory automation more flexible, reducing waste and driving innovation of new smart and connected products. With the DragonFly system, the Istituto Italiano di Technologia will be able to concentrate on creating a new development ecosystem that provides more agile workflows, making it possible to rapidly develop complex multilayer PCBs for new electronics products with unique architects, geometries and capabilities.”

The multi-material DragonFly Pro precision additive manufacturing system allows electronics designers and electrical engineers to 3D print conductive metal and dielectric polymer simultaneously, for in-house prototyping and small batch production. This capability significantly shortens electronics developers’ project turnaround times as PCB prototypes and other functional circuitry can be created through additive manufacturing in a matter of hours instead of weeks. This allows the user to experience unparalleled rapid prototyping agility to achieve greater value by leveraging more efficient workflows and adopting new design opportunities within shorter development cycles.

With the need for electronics, automotive, defense, consumer, and medical device manufacturers to provide a wide range of electronic components, the ability to prototype 3D printed circuit boards in just hours onsite enables rapid innovation and time-savings, regardless of a circuit’s complexity. Nano Dimension’s DragonFly Pro system provides unlimited possibilities for creating the densely packed electronic prototypes required for smart design iteration such as sensors, antennas, molded interconnect devices and customized smart parts forming the foundation for the electronics of tomorrow.

About Nano Dimension Ltd.

Nano Dimension (Nasdaq, TASE: NNDM) is a leading electronics provider that is disrupting, reshaping, and defining the future of how cognitive connected products are made. With its unique 3D printing technologies, Nano Dimension is targeting the growing demand for electronic devices that require increasingly sophisticated features. Demand for circuitry, including PCBs - which are the heart of every electronic device - covers a diverse range of industries, including consumer electronics, medical devices, defense, aerospace, automotive, IoT and telecom. These sectors can all benefit greatly from Nano Dimension’s products and services for rapid prototyping and short-run manufacturing. For more information, please visit www.nano-di.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses the benefits of its products. Because such statements deal with future events and are based on Nano Dimension's current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 14, 2019, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Yael Sandler, CFO | ir@nano-di.com

NANO DIMENSION PR CONTACT

Galit Beck, Public Relations Manager | 972-542539495 | galit@nano-di.com